FCM

Restore
Mind Medicine

May 2023



Important Disclaimers

The materials contained herein (the "Materials") represent the opinions of FCM MM Holdings, LLC ("FCM") and the other participants named in its proxy solicitation (collectively with FCM, the "FCM Group" or "we") and are based on publicly available information with respect to Mind Medicine (MindMed) Inc. (the "Company"). The FCM Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the FCM Group's conclusions. The FCM Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The FCM Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the FCM Group herein are based on assumptions that the FCM Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of the FCM Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the FCM Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the FCM Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the FCM Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the FCM Group. Although the FCM Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved.

The FCM Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events. Unless otherwise indicated herein, the FCM Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Additional Information:

FCM and its nominees (Dr. Scott Freeman, Dr. Farzin Farzaneh, Mr. Vivek Jain, and Mr. Alexander Wodka) beneficially own, own, control or exercise direction over an aggregate of 1,009,181 common shares of MindMed ("Shares"). FCM may be deemed to control an additional 359,357 Shares pursuant to a proxy coordination agreement.

Information in Support of Public Broadcast Solicitation

Shareholders are being asked at this time to execute a proxy in favour of FCM's nominees for election to the Board of Directors of MindMed (the "Board") at the annual general meeting of MindMed scheduled for June 15, 2023 (the "AGM") or any other resolutions to be considered at the AGM. In connection with the AGM, FCM has filed definitive proxy materials with the Securities and Exchange Commission (the "Final FCM Circular") containing further disclosure concerning FCM's nominees for election to the Board at the AGM, together with additional details concerning the completion and return of forms of proxy and voting information forms ("VIFs") for use at the AGM. Shareholders of MindMed are urged to read the Materials filed today as well as the Final FCM Circular, when issued, because they will contain important information.

The below disclosure is provided pursuant to section 9.2(4) of National Instrument 51-102 – Continuous Disclosure Obligations in accordance with securities laws applicable to public broadcast solicitations.

This press release and any solicitation made by FCM in advance of the AGM is, or will be, as applicable, made by FCM and not by or on behalf of the management of MindMed.

FCM has issued the Final FCM Circular and FCM intends to make its solicitation primarily by mail, but proxies may also be solicited personally by telephone, email or other electronic means, as well as by newspaper or other media advertising or in person, by FCM, certain of its members, partners, directors, officers and employees, FCM's nominees or FCM's agents, including Okapi Partners, LLC ("Okapi"), which has been retained by FCM as its strategic shareholder advisor and proxy solicitation agent. Pursuant to the agreement between Okapi and FCM, Okapi will receive a fee of up to $75,000, plus customary fees for each call to or from shareholders of MindMed, and will be reimbursed for certain out-of-pocket expenses, with all such costs to be borne by FCM. In addition, FCM may solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws, by way of public broadcast, including press release, speech or publication, and in any other manner permitted under applicable Canadian laws. Any members, partners, directors, officers or employees of FCM and their affiliates or other persons who solicit proxies on behalf of FCM will do so for no additional compensation. The anticipated cost of FCM's solicitation is estimated to be $400,000 plus disbursements. The costs incurred in the preparation and mailing of the Materials and the Final FCM Circular, and the solicitation of proxies by FCM will be borne by FCM, provided that, subject to applicable law, FCM may seek reimbursement from MindMed of FCM's out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with a successful reconstitution of the Board.

A registered shareholder of MindMed who has given a proxy may revoke the proxy at any time prior to use by:

(a) depositing an instrument in writing revoking the proxy, if the shareholder is an individual signed by the shareholder or his or her legal personal representative or trustee in bankruptcy, and if the shareholder is a corporation signed by the corporation or by a representative appointed for the corporation, either: (i) at the registered office of MindMed at any time up to and including the last business day preceding the day of the AGM or any adjournment(s) thereof, at One World Trade Center, Suite 8500, New York, New York 10007; or (ii) with the chairman of the AGM on the day of the AGM or any adjournment(s) thereof before any vote in respect of which the proxy has been given has been taken; or

(b) revoking the proxy in any other manner permitted by law.

A non-registered shareholder may revoke a form of proxy or VIF given to an intermediary or Broadridge Investor Communications (or any such other service company) at any time by submitting another properly completed form of proxy or VIF, as the latest form of proxy or VIF will automatically revoke any previous one already submitted, or by written notice to the intermediary in accordance with the instructions given to the non-registered shareholder by its intermediary.

Neither FCM, nor any of its directors or officers, or any associates or affiliates of the foregoing, nor any of FCM's nominees for election to the Board at the AGM, or their respective associates or affiliates, has: (i) any material interest, direct or indirect, in any transaction since the beginning of MindMed's most recently completed financial year or in any proposed transaction that has materially affected or would materially affect MindMed or any of its subsidiaries; or (ii) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter currently known to be acted on at the upcoming meeting of MindMed shareholders, other than the election of directors; except that on August 31, 2020, Dr. Scott Freeman entered into a consulting agreement with MindMed, which, among other things, granted Dr. Scott Freeman 26,389 vested options with a strike price of CAD$4.95 per share and 16,667 unvested options with a strike price of CAD$4.95 per share.

The registered address of MindMed is located at One World Trade Center, Suite 8500, New York, New York, 10007.

Copies of this presentation and the Final FCM Circular may be obtained on MindMed's SEDAR profile at www.sedar.com.

Table of Contents

I.
Executive Summary



We believe MindMed has tremendous potential, and under new shareholder aligned leadership and the right clinical strategy, it could be well-positioned to capitalize on the massive opportunities in the psychedelic medicine sector over the next several years.



- **Dr. Scott Freeman**,
FCM Nominee and MindMed Co-Founder

Introduction

MindMed is an early-stage biopharmaceutical company developing psychedelic medicines with its lead drug candidate being LSD (MM-120).

⚠️ **Under the oversight of the MindMed board of directors (the "Board") since CEO Robert Barrow was appointed:**

MindMed has embarked on a flawed and **value destructive clinical strategy**, characterized by multiple failures;

Shareholders have experienced a dramatic under-performance of their shares; MindMed's share price **declined 89%** in 2022 v. the average psychedelic company which declined 71% – in other words: MindMed declined 60% further than the average psychedelic company;

Executive **compensation has soared** and is disconnected from performance; and

MindMed has repeatedly **rebuffed our entreaties to help** over the past two years.



FCM MM Holdings, LLC ("FCM", or "We"), beneficial owner of 3.5% of MindMed shares, is nominating four new highly experienced, qualified director candidates to transform MindMed into a leading psychedelic company. FCM represents MindMed's founding shareholders. **We will add much needed clinical expertise to the Board and put the company back on track with our clinical plan.**

Our nominee, Dr. Scott Freeman, is MindMed's co-founder and former Executive President and Chief Medical Officer.

If elected the candidates will drive accountability, put the Company's clinical programs back on track, and restore value for all shareholders.

Source: Company SEC filings. See [1]

Severe Market Underperformance



Market Close

- Mr. Barrow is appointed interim CEO
- MindMed Announces Expanded Clinical Development Pipeline, Releases Earnings
- Mr. Barrow appointed permanent CEO
- FCM announces the Value Enhancement Plan
- MindMed announces the September Financing

Jun 9 2021 · May 3 2021 · Nov 11 2021 · Dec 12 2022 · Aug 11 2022 · Sept 27 2022 · Mar 3 2023

MindMed's share price is **down 95%** since current management took over in June 2021.

MindMed leads its peer group as the worst performer in 2022 and since June of 2021.

MindMed's shares trade below the underlying cash value, with the market pricing in expectations of cash burn and dilution; this contrasts to its peer group which trades at close to 4x cash.

Source: Company SEC Filings, MindMed Press Releases, Data from Refinitiv dated May 19, 2023. See [1]

Comparative Performance

Company	June 8 2021	December 31 2021	December 31 2022	April 14 2023	MindMed's Relative Performance From June 2021
Mind Medicine (MindMed) Inc.	$55.65	$20.70 (-62%)	$2.20 (-96%)	$3.06 (-95%)	--
SPDR S&P Biotech ETF	$133.46	$111.96 (-16%)	$83.00 (-38%)	$78.19 (-41%)	-92%
Compass Pathways Plc.	$36.21	$22.10 (-39%)	$8.03 (-78%)	$9.94 (-73%)	-82%
Cybin Inc.	$1.78	$1.50 (-16%)	$.42 (-76%)	$.39 (-78%)	-77%
GH Research Plc	$19.25	$23.33 (21%)	$9.72 (-50%)	$8.06 (-58%)	-88%
ATAI Life Sciences NV	$19.45	$7.63 (-61%)	$2.66 (-86%)	$1.88 (-86%)	-64%
Seelos Therapeutics Inc.	$3.30	$1.63 (-51%)	$.68 (-79%)	$.78 (-76%)	-79%
Numinus Wellness Inc.	$.94	$.53 (-44%)	$.185 (-80%)	$.14 (-85%)	-67%
Relmada Therapeutics Inc.	$30.37	$22.53 (-26%)	$3.49 (-89%)	$2.71 (-91%)	-44%
Revive Therapeutics Ltd.	$.44	$.34 (-23%)	$.115 (-74%)	$.05 (-89%)	-55%

Source: Data from Refinitiv. See [1], [2]

Our History of Engagement

July 2019

Dr. Freeman co-founded MindMed and became Chief Medical Officer and Executive President of MindMed.

August 2020

Dr. Freeman developed MindMed's clinical framework, recruited key employees, and created the collaboration with the University Hospital Basel. Dr. Freeman left the Company and is subject to confidentiality agreement.

June 2021 - May 2022

Dr. Freeman reached out to the Board to discuss many of the problems afflicting MindMed that persist today. MindMed provided no substantive response and mischaracterizes his offers to serve on the Board as a request of entitlement.

August 2022

After over two years of quietly attempting to engage with MindMed , FCM was formed. FCM outlined its concerns in a public letter to the Board outlining its **Value Enhancement Plan which outlined a plan for enhanced capital allocation, industry standard drug development, cutting executive compensation, and using shareholder equity judiciously.**

Our History of Engagement

September 2022

MindMed proposed one mutually agreeable director at the next AGM. After FCM rejected this proposal, MindMed embarked on a value destructive, dilutive offering that diluted FCM's stake in the Company and impeded its ability to requisition a meeting.

April 2023

FCM sent a letter to the Board to try to find a path forward which would avoid a proxy campaign.

May 2023

After MindMed presented the same proposal as before, FCM nominated four exceptional candidates for the Board and filed its definitive proxy materials.

The Irrefutable Need For Change

The current management's tenure at MindMed
has been marked by apparent:

→ critical delays in clinical trials,

→ ill-conceived and botched regulatory strategies,

→ excessive spending and compensation, and

→ destructive financings.

 The Board has **failed** to provide real oversight and created an urgent need for change.
The result: The massive destruction of value and the dramatic underperformance of the shares.

 FCM determined that the only way to put MindMed back on track and stop the destruction of further shareholder value would be to **reconstitute the Board for the benefit of all shareholders.**

The Irrefutable Need For Change

Botched Regulatory Strategy of MM-110 Resulting in Program's Termination

Regulatory Failure:

MindMed dosed patients in a Phase I study 35x higher than the FDA would allow without performing additional preclinical safety studies. When MindMed was preparing to initiate a Phase II study, the FDA reminded them of the requirement, and then MindMed shuttered the program because it would take "months to years" to complete.

Clinical Design Flaws:

MindMed stopped at a 7-day dosing regimen for opioid withdrawal symptoms, a significantly smaller market than treating opioid addiction which would require a 30-day dosing regimen.

Flawed Strategy for Core Drug MM-120

Regulatory Failure:

MindMed embarked on a Phase IIb dose finding study for MM-120 which was unnecessary as evidenced by the fact that every other approved CNS drug with successful phase II studies did a phase III dose finding study or a pivotal Phase IIb; a cheaper and quicker path to approval.

Clinical Design Flaws:

The Phase IIb only tests a one dose regimen while three successful randomized Phase II studies used two doses.

Source: Company SEC Filings, MindMed Press Releases, Clinicaltrails.gov. See [3], [4]

The Irrefutable Need For Change

Poor Corporate Governance and Management Entrenchment

Board approved off-market golden parachutes for all of management, following FCM's calls for accountability.

Disconnected Pay for Performance

In 2021 and 2022, MindMed spent over $51 million on director and executive compensation.

MindMed is the only company in its peer group to offer directors RSUs or DDSU rather than just cash and options.

Board provided full bonuses to management for normal course expectations, regulatory compliance and even when MindMed failed to meet its goals.

Board gave themselves a "one-time" 3-fold raise in 2022.

Inexperienced and Unqualified Management

CEO Robert Barrow has **NEVER** brought a drug to market nor run a pivotal trial. He has just three years of psychedelic experience.

CMO Danial Karlin's experience is in bioinformatics and digital medicine, not drug development.

The Irrefutable Need For Change

Poor Capital Allocation and Overspending

MindMed's G&A and headcount are out of line for a business of its size and need.

MindMed's business model, as a small biotechnology firm, mainly relies on contractors and consultants.
The key role of the internal personnel is management of contractors as such the need for internal staff is limited.



25,000
20,000
15,000
10,000
5,000
0
Executive & Director Compensation
G&A
R&D Overhead
Core R&D
Other R&D
FCM Proposed
MindMed FY2022

MindMed Spending
$66M

FCM Proposed Budget
$39M

- **$27.8M** Savings
- Core R&D **60% Increase**

Source: Company SEC Filings. See [6]

The Irrefutable Need For Change

Destructive, Dilutive Financing Which Decimated Shareholders

Just weeks after FCM's call for accountability and change, MindMed announced a public offering of over seven million Common Shares (25% dilution) with an equal number of accompanying warrants (25% further dilution).



FCM Rejects MindMed's Proposal
MindMed Announes September Offering Pricing
MindMed Shares < $4.25. MindMed closed at $6.12
Mr. Barrow interviews on
Psychedelic Invest
$1.73 - Effective price
of shares raised
Market Close
8
6
4
2
0
Sept 12 2022
Sept 16 2022
Sept 27 2022
Oct 5 2022
Oct 12 2022

Source: Company SEC Filings. See [7]

Board Fails to Hold Management Accountable

The Board, whose members collectively own 0.22% of MindMed shares, has:

→ Not held management accountable

→ Demonstrated no real accountability to shareholders

→ Little alignment with shareholders by owning the least amount of shares in their peer group



The Board has continued to lavish executives with substantial compensation, while executives have overseen a parade of operational failures.

The Board believes that MindMed should **stay-the-course** and not implement substantive change.

The Board is the **highest paid** of their peer group, despite having the **worst performance** in 2022 of its peer group.

Despite the Company's continuing underperformance Chair Vallone and Vice-Chair Krebs received a **combined $2M** in 2022.

Change is Fundamentally Required for Survival

FCM has been raising the alarm since August 2022 when there was time to work together. **Time has run out.**

Now, sell-side analysts project that MindMed will run out of cash in the second half of 2024.

Analysts estimate that MindMed will have a cash burn of $154M in FY2023, FY2024 versus $142M in cash at the start of 2023.

Surprisingly, MindMed continues to claim that their current cash is sufficient to last until mid-2025.

To survive, analysts expect dilution to soar by 50-100% in the next eighteen months.

We fear that there will be no next year: If MindMed does not have substantive immediate change, MindMed will enter a spiral of dilution in 2024 as it struggles to raise funding.

This is why we took the extraordinary step to nominate four director candidates.

Source: Company SEC Filings. MindMed Press Releases. See [9]

Non-Supported Directors

Carol Valone

Chair of the Board and Chair of Compensation Committee

→ Oversaw Management Failures in MM-110, MM-120

→ Approved Golden Parachutes

→ "Rubber-stamped" Poorly Designed Executive Compensation

→ Oversaw dosing of patients beyond FDA guidance for safety

Roger Crystal

Member of Nomination & Governance Committee, Compensation Committee

→ Approved Destructive Financing

→ Approved Golden Parachutes

→ "Rubber-stamped" Poorly Designed Executive Compensation

Andreas Krebs

Vice Chair and Chair of Nominating and Governance Committee

→ Oversaw Management Failures in MM-110, MM-120

→ Failed to Hold Management Accountable

→ Oversaw dosing of patients beyond FDA guidance for safety

Our Plan to Restore Value

1   **Pillar One:**   Align general and administrative expenses and headcount

2   **Pillar Two:**   Return to a coherent clinical development strategy

3   **Pillar Three:**   Build a qualified management team

4   **Pillar Four:**   Align director and executive compensation with shareholder value creation

5   **Pillar Five:**   Enhance investor relations and accountability

100 Day Plan

We expect to create immediate value as our plan is designed to provide a rapid, comprehensive review of MindMed within 75 days.



Rapid Review

Streamlining Operations

Implementation of Pillars

Drive Shareholder Value

25 Days

- Review UHB data and working on protocol for MM-120 Program.
- Conduct a rapid assessment of MindMed's cost structure.
- Initiate reviews in MM-402 and digital medicine.
- Analyze and allocate resources to support MM-120 in ADHD.

50 Days

- Implement the results of the cost structure review to bring MindMed's overhead in line.
- Implement MM-120 Phase III plan.
- Continued close collaboration with UHB.

75 Days

- Prepare for FDA meeting and meeting with CROs.
- Strengthening MindMed's outside consultancy relationships.
- Communicating with stakeholders about how our plan has progressed during the first 75 days.

100 Days & Beyond

- Execute on Phase III trial.
- Evaluating MM-110 and other drugs for future R&D.
- Continuing to provide strong corporate accountability and transparency.

Our Nominees' Commitment to MindMed

Our nominees understand that their election could result in a bumpy transition, especially if management decides to abandon ship.

Dr. Freeman is committed to stepping into a CMO role (and potentially as a temporary CEO while a search is ongoing) to handle and oversee the clinical development aspects of the Company.

Mr. Jain and Mr. Wodka are committed to forming an advisory committee with Mr. Gryska to aid Dr. Freeman in the transition should he need to step into a temporary CEO role and aid him in managing the finance team and assisting in the operational commitment.



We Are Aligned with Shareholders

✔ Dr. Freeman owns 2.5% of MindMed's shares, FCM beneficially owns an additional 1%.

✔ Both Dr. Freeman and Mr. Jain have invested over $1M of personal funds into the Company.

✔ FCM represents original shareholders of MindMed who are committed to long-term shareholder value.



✔ FCM, Dr. Freeman, Mr. Jain, and Mr. Freeman have pledged to lock-up their shares until June 2025, if FCM's slate is elected.

✔ FCM's nominees will not take RSUs. Only non-premium based stock options.

Management will be incentivized to benefit only if they create durable shareholder value – no RSUs.

Our Exception Nominees v. Incumbents

	FCM Nominees				Company Nominees			
	Dr. Freeman	Dr. Farzaneh	Mr. Jain	Mr. Wodka	Mr. Barrow	Ms. Vallone	Mr. Krebs	Dr. Crystal
Brought Drug to Market	✔							
Accelerated Drug Approval	✔							
Phase III Trial Design	✔							
Clinical Trial Experience	✔	✔			✔			
Preclinical Experience	✔	✔			✔			
Regulatory Experience	✔	✔			✔			✔
Commercialization Experience	✔	✔						✔
Financial Acumen			✔	✔		✔	✔	✔
Audit Experience			✔	✔				
Board Room Experience (Outside of MindMed)		✔	✔	✔	✔		✔	✔

Source: Company SEC Filings. MindMed Press Releases. See [5], [10]

II.
A Flawed Approach to Clinical Development

Flawed Clinical Development Strategy

The apparent value driver of a biotechnology company is their clinical program and bringing drugs to market.

We believe that a demonstrated ability to execute is **imperative**.

We contend that MindMed under Barrow's tenure has persistently failed:

- ✕ to meet critical timelines,
- ✕ develop an effective regulatory strategy with the FDA, and
- ✕ advance a clinical program that drives value.

MindMed's failings have led to value destruction and stem from a **lack of expertise and experience**.

Delayed Clinical Development Pipeline

All of MindMed's clinical trials have faced significant delays.

Goal	Touted Date	Actual Date
Initiation of MM-120 GAD Phase IIb	September of 2021	August of 2022
Initiation of MM-120 ADHD Phase IIa	End of 2020	December 17, 2021
Completion of MM-110 Phase I	April of 2021	December 31, 2021

Shareholders have no basis to believe management's representations about the progress of its clinical programs.

Source: Company SEC Filings, Company SEDAR Filings, MindMed Press Releases, Clinicaltrials.gov

Clinical Development Nomenclature



FDA Requirements for Drug Approval

Dose Finding: the FDA requires you to find the lowest effective dose.

Pivotal Trials: The FDA requires 2 pivotal trials for drug approval, typically done in Phase III.

Clinical Development Pathway

Phase I: safety and tolerability.

Phase II randomized: Tests 1-2 doses against placebo for efficacy (2-3 groups).

Phase IIb: Tests many (4-5) doses for efficacy (4-6 groups).

Phase III dose-finding: Tests 2 doses against placebo for efficacy (3 groups).

Phase III: Tests 1 dose against placebo for efficacy (2 groups).

Source: FDA, Clinicaltrials.gov

MM-120 Background

MindMed has the rights to two successful, randomized Phase II trials in LSD for GAD, a Phase I/IIa trial of LSD, and many other supportive studies for psychedelic drugs.

Under Dr. Freeman's leadership, MindMed initiated its pivotal and fruitful relationship with the University Hospital Basel ("UHB") which provided this data.

Currently, MindMed has embarked on an ill-conceived, non-pivotal Phase IIb dose finding study as a prelude to two Phase III trials which are needed for FDA approval.

A Phase IIb dose finding would select the lowest effective dose for the Phase III study.

We believe this is a flawed strategy as it fails to leverage UHB's randomized Phase II trials in showing efficacy and safety of LSD in GAD patients.

All CNS drugs approved in the last decade who had a successful Phase II study did a Phase III dose finding study or a pivotal Phase IIb.



Source: Company SEDAR Filings, Company SEC Filings, MindMed Press Releases. See [4]

The Unprecedented Phase IIb

Claim: **First MindMed claimed that a Phase IIb Is a Required Step for a CNS Drug**

FCM analyzed all 62 successful CNS drug candidates in the last decade and found that each either used either a pivotal Phase IIb or Phase III study in their regulatory strategy following a successful, randomized Phase II.

In other words, none of the developers of the 62 novel approved drugs found a need for the study Phase IIb study MindMed has undertaken. Experienced developers do dose finding in Phase III rather than Phase IIb to save time and money.



FCM reviewed each of the 62 novel CNS drugs approved from 2012 to April 2023 and found that **66% did dose finding in Phase III instead of a Phase II.**

MindMed claims that investigator-initiated (IIT) studies are for "hypothesis generating." In reality, the FDA routinely allows IIT studies to be used to support a company's clinical development path.

In some cases, IIT studies were the only studies used for approval. The US government offers tens of millions of dollars in grant money for Phase III IIT in CNS through NINDS.

Results of FCM's FDA Study


Phase I
n = 62
Skip Phase II
n = 13
Successful Phase II
n = 29
Phase IIb
n = 20
Phase III
Dose Finding
n = 40
Pivotal Phase IIb
n = 2
Non-Pivotal
Phase IIb
n = 0

See [11]

CEO Robert Barrow

2009: Barrow graduates Wake Forest with a B.S. in Finance.

2009: Barrow joins Olatec Therapeutics as VP of Operations.

→ Olatec Therapeutics focuses on the development of topical gels which have a simpler regulatory pathway and simpler clinical trials compared to psychedelics.

2018: Barrow enrolls in a Masters program and leaves Olatec. Olatec has not rehired his position.

2019: Barrow joins the Usona Institute where he was Director of Drug Development.

→ He purports to have helped gain Breakthrough Designation for psilocybin; however, Usona's press release places the credit with the Director of Clinical Development.

2020: Barrow leaves Usona, his role was not rehired. Barrow joins MindMed as consultant.

2021: Barrow joins MindMed as Chief Development Officer; then is appointed CEO.

Source: Company SEC Filings, Usona Institute Press Releases, archive.org. See [5]

CMO Danial Karlin

2009: Karlin completes psychiatry residency.

2009-**2014**: Various jobs in patient care and academics

2014-**2018**: Served in several roles in bioinformatics at Pfizer

→ Head of Clinical Informatics
Senior Director, Quantitative Medicine
Director, Computational Neuro-medicine

2018-**2021**: Karlin was CEO, HealthMode.

2021 - Present: Following MindMed's acquisition of Healthmode, Karlin was appointed CMO, MindMed

Activities Outside MindMed:

→ Assistant Professor, Tufts Medical Center (2013 - Present)
Attending Physician, Montefiore Health System (2019 - Present)
Advisor, Syntegra (2020 - 2023)
Medical Advisor, Limitless Ventures (2020 - Present)
Senior Advisor, Recovery Delivered (2018 - Present)
Advisor, 4YouAndMe (2018 - Present)
Advisor, Sonara Health (2021 - 2022)
Chief Scientific Advisor (2021 - Present)

Setting the Record Straight

After our analysis refuted MindMed's original claim that a Phase IIb was an FDA requirement.
MindMed has begun portraying a litany of claims regarding the need for a Phase IIb.

We believe each of their claims is false or misleading.

✖ False   Phase IIb is needed to make critical clinical decisions to design a Phase III and increase "precision."

✖ False   The UHB study had 46 patients.

✖ False   The UHB study did not use MindMed's formulation.

✖ False   MindMed does not have the final formulation.

✖ False   Academic studies cannot be used to support a Phase III.

✖ False   UHB did not use an FDA approved endpoint.

Flawed Approach for Phase IIb

Even if a Phase IIb were needed, we believe MindMed's approach is flawed and will result in further issues.

MindMed should have negotiated for a pivotal Phase IIb trial, to save time and money.

MindMed's Phase IIb has a flawed dosing regimen as it tests a single dose of MM-120 rather than two doses, which was successful in multiple randomized Phase II trials.

In other words, Barrow is taking a significant risk by changing the dosing schedule that has been successful in Phase II randomized trials without data to support it has higher efficacy.

The flawed Phase IIb will result in a flawed Phase III as Barrow states that the Phase III will use one dose.

Despite Barrow's assertion to the contrary, just because two doses are highly effective, there is no evidence that one dose will have similar efficacy.

Source: Clinicaltrials.gov, MindMed Earnings Call.

The Unnecessary Phase IIb is Also Delayed

MindMed first announced plans for the Phase IIb in August 2020.

MindMed set the start date of Q3 2021 with expected topline results by the "end of 2023."

Despite the trial starting in August 2022, MindMed **STILL** maintains the study will meet the "end of 2023" deadline.



After we pressed MindMed to release enrollment data, MindMed stated it had completed approximately 50% enrollment after nine months into an eleven-month study.

To remain on track, MindMed will have to enroll another 100 patients in the next ten weeks or 40 patients per month. In the last 30 days, MindMed claims they enrolled 25 patients, meaning that MindMed will need to increase enrollment by 60%.

MindMed claims that enrollment will miraculously accelerate during the summer. This claim refuses to acknowledge the practical realities of summer enrollment. Experience has shown that patients and staff do not readily commit to a 12-week obligation during the summer holidays. Enrollment will likely pick up from Labor Day until late November when it will slow as the winter holiday season begins.

As such, we believe that MindMed will finish enrollment in January. After completing enrollment, top-line results will likely come out in May or June, based on MindMed's historical record of analyzing top-line results.

Source: Company SEC Filings, Company SEDAR Filings, MindMed Press Releases, Clinicaltrials.gov

MindMed "On-Track"

Since January, MindMed has continued to repeat that they are on track:
but they have always been trying to catch-up.

"50% of patients dosed across 20 active clinical sites"
May 18, 2023. MindMed's Press Release Announcing Enrollment

"the [Phase 2b study] remains on track"
May 4, 2023. MindMed's Press Release Announcing Q1 2023 Results

"Phase 2b study evaluating MM-120 for generalized anxiety disorder ("GAD") remains on track"
March 2023. Annual Report Press Release

"Phase 2b study evaluating MM-120 for generalized anxiety disorder remains on track"
January 9, 2023. MindMed Press Release

Categorical Failure of MM-110 Program

2015

The FDA stated that key preclinical safety trials were required prior to initiating human trials in MM-110 but FDA allowed the use of low doses in patients pending completion of the preclinical safety studies.

 As mice were dying at human-equivalent dose of 20 mg.

April 2020

Dr. Freeman started a low-dose (<20 mg) Phase I trial into MM-110 and left MindMed while dosing was at 8mg.

Jan 2021 - June 2021

While Barrow was CDO, the MM-110 trial was amended to allow dosing of patients at doses of upwards of 1,200 mg.

Jan 2022

MindMed announced its Phase I MM-110 trial was completed. In this trial, MindMed dosed patients at over 660 mg – more than 35x higher than the dose allowed by the FDA without the required safety studies, which were never completed.

Source: Company SEDAR Filings, Company SEC Filings, MindMed Press Releases, Clinicaltrials.gov. See [3]

Categorical Failure of MM-110 Program

July 2022

MindMed touted MM-110 as Phase II ready; without disclosing any immediate FDA risk to investors.

August 2022

MindMed terminated the MM-110 program after the FDA reiterated its request for months-to-years of preclinical safety trials which were first requested in 2015.

As a result, MindMed lost over $19M in development costs, most of which was during Mr. Barrow's tenure as CDO/CEO.

Moreover, MindMed lost a valuable drug asset.

Source: Company SEDAR Filings, Company SEC Filings, MindMed Press Releases. See [3]

38

The Disparity Between MindMed and the FDA

"Positive safety and tolerability results support the advancement of MM-110 and guide the Phase 2a dose"

- MindMed Press Release

   May 19, 2022

"The [FDA] ... requested Additional Preclinical Characterization of MM-110 that will `now` *be required prior to initiating the proposed Phase 2a trial in the US.* **We agree with the [FDA]** *."*

- MindMed Earnings Call

   August 11, 2022

Questions to the Company for MM-110



Was Barrow aware of the FDA's requirement for "months-to-years" of safety data before increasing dosage 35x?

If he was aware, why did he do this? And did he properly obtain patient consent given the FDA concerns?

If not, why did he not read the FDA minutes prior to changing a clinical protocol, or call Dr. Freeman who was an advisor and ask Dr. Freeman if there was anything he needed to know?

Unkept Promises in Other Clinical Trials

MindMed has repeatedly promised investors various trials which were quietly dropped without explanation.

From January 2021 until August of 2021, MindMed repeatedly told investors it was starting a trial with micro dosing MM-120 and using digital medicine. This was in addition to the Phase IIa micro dosing trial in ADHD. MindMed removed it from their deck without explanation.

In August and November of 2021, MindMed stated that it would conduct Phase IIa trials using MM-120 for the treatment of "acute pain" and "chronic pain" in 2022. The acute pain trial was quietly dropped.

In June of 2022, MindMed announced that the chronic pain trial would start during the fourth quarter of 2022. No study was completed and MindMed dropped it from their investor presentations.

Puzzlingly, MindMed executives received a 100% completion rating on MindMed's clinical goals.

Source: Company SEC Filings, MindMed Press Releases, MindMed Investor Presentations.

The Tales of Digital Medicine

In February of 2021, MindMed acquired Healthmode Inc. ("Healthmode") for approximately $33M to create a digital medicine division. Karlin was CEO of Healthmode.

The Company announced partnerships with Novartis, the National Institute of Health, Merck, and Bioxcel Therapeutics, claiming that these "new partnerships ... [will] lead to near-term revenue."

→ Over two years later, digital medicine failed to produce any revenue and none of MindMed's professed partners have emerged.

→ MindMed has failed to produce a candidate that is near revenue generation and many of their candidates have been stagnant for over two years.

→ MindMed has spent a projected $14M on the digital medicine program and analysts do not expect it to generate revenue until at least 2026.

Source: Company SEDAR Filings, Company SEC Filings, MindMed Investor Presentations. See [13]

III.
Destructive and Dilutive Financing Approach

Why ... has [MindMed] opted to issue equity at such punitive economics?

this is a very unusual and unattractive offering

[The offering] was poorly timed and ill-conceived

- Canaccord Genuity

Destructive, Dilutive Financing



Two weeks after FCM's negotiations with the Company fell through, MindMed announced a financing of 7M shares (25% of the shares outstanding at the time) and a full warrant accompaniment at $4.25 a share compared to MindMed's share price of $6.12 and a 30-day VWAP of $9.26 right before the announcement.

The offering effectively valued MindMed's shares at $1.73 a share which was 41% of cash value.

The result: MindMed's share price plummeted close to 50% overnight ($3.24 per share) and has never recovered past $4.25.

Source: Company SEC Filings. Pricing from Refinitiv and Pitchbook. Recovery defined based on closing price. See [7], [15]

MindMed's Purported Reasons

MindMed has developed two rationales for why the September Financing was needed:

1. To increase MindMed's institutional ownership:

$\rightarrow$ In reality, many of the institutions who joined MindMed through the offering have since sold.

$\rightarrow$ Notably, CVI Investments who was a 13G filer following the financing sold all of their 1M shares, many of them within just a few days.

$\rightarrow$ Institutional ownership of MindMed grew slightly from 13.2% in 2021 to 14.2%.

2. To bring MindMed's runway from the first half of 2024 to first half of 2025 (a narrative that MindMed continues to portray):

$\rightarrow$ **Unfortunately, analysts are projecting that MindMed will run out of cash by end of 2024.**

 **MindMed's capital raise was a failure at best by their own metrics.**

Source: Company SEC Filings, MindMed Press Releases, MindMed Earnings Calls. See [9], [16]

IV.
Excessive G&A Expenses

Poor Use of Capital and Expense Controls



Other R&D

Core Drugs R&D

R&D Overhead

Executive & Director Compensation

G&A Costs

Source: Company SEC Filings. See [17]

G&A and Headcount Out of Line

MindMed's G&A and headcount are out of line for a business of its size and need.

The Board categorically rejected the notion of cost-cutting when FCM raised this with them in August 2022 and again in a recent letter to shareholders. In fact, instead of cutting expenses and reducing G&A staff:

In 2022, MindMed increased G&A-related personnel by 15%

In 2023, MindMed has added 13% more G&A-related personnel

We believe the lack of urgency in addressing the Company's bloated cost structure will lead to further dilutive financings and are reflective of the Board and management's lack of alignment with its shareholders.



Poor Capital Allocation

Clinical trial & core drug spend



31% **13%**

2020 ⟶ 2022

From FY2020 to FY2022, MindMed's cash spending on clinical trials and core drugs has dropped from 31% to 13%.



$51M **$20M**

Executive compensation **Core drug R&D spend**

MindMed's executive and director compensation has been $51M (31.8%) in FY2021 and FY2022 versus $20M spent on core drug R&D (12.7%).

G&A spend



45% **36%**

MindMed **Peer Group**

MindMed's spending on G&A is 45% versus its peer group which spent 36%.

Notably, Seelos Therapeutics has only $12.2M in G&A while spending $60M in R&D.

To justify these allocations, MindMed cherry-picks data to falsely claim that "relative to [Compass Pathways], less of [our spending is] allocated to SG&A."

But, in FY2022, MindMed spend 45% on G&A versus Compass Pathways who spent 41%.

Source: Company SEDAR Filings, Company SEC Filings. See [13]

50

Overemphasis on Commercialization



We contend that MindMed's focus on commercialization while being apparently six or more years away from product launch is not an efficient use of resources.

MindMed's commercialization team consists of a Chief Commercial Officer, two product managers, and one Director of Product & Product Life Cycle.

> **MindMed has an open position for a Sr. Director for Global Marketing.**
>
> **All current personnel were hired before April 2022, prior to MindMed's Phase IIb starting in late August.**
>
> **This is the team needed when a company is 12-18 months from launch.**

Although MindMed justifies a large commercial group because of the novelty of psychedelics, in fact, there will likely be 2+ psychedelics already approved if/when MindMed launches a drug product.

We believe it is important to have commercial input early on in drug development.

> **We plan to retain the CCO as a consultant on a part-time basis with a budget for additional consultants to support projects on an ad-hoc basis.**

Source: Company SEDAR Filings, Company SEC Filings. See [13]

Redundant Staffers & C-Suite

MindMed has a HR-per-100 employee ratio of 6 versus a median of 1.6 per 100 employees.

MindMed has two personnel in communications and investor relations. This is out of line for a company of MindMed's size and PR needs. As such, we believe this can be reduced to one.

MindMed appears to have three attorneys on staff. Aside from the Chief Legal Officer, none of the attorneys appear to have any experience in patents. We believe MindMed would benefit from just a Chief Legal Officer and a paralegal with patent expertise.

→ **Currently, MindMed lacks sufficent patent expertise on its legal team with 52 patent applications in progress.**

Source: USPTO. See [18]

V.
Executive Compensation & Corporate Governance

Minimally Aligned Board

MindMed's Board owns significantly less than any other company in its peer group.



Board Ownership

Director Over-Compensation

Company	2022 Average Non-Executive Director Compensation	2022 Share Price Decline
Mind Medicine (MindMed) Inc.	$688,191	-89%
Relmada Therapeutics Inc.	$535,987	-84%
Compass Pathways Plc.	$170,968	-64%
ATAI Life Sciences NV	$211,924	-67%
Numinus Wellness Inc.	$150,198	-70%
Seelos Therapeutics Inc.	$99,478	-56%

Source Refinitiv. See [20]

Outsized Executive Compensation

Over the past two years, shareholders have watched the Company's share price plummet a shocking 95%, the worst of its peer group, while the Board has lavished itself and management with over $51M in compensation over the same time period.

Mr. Barrow and Dr. Karlin sold their restricted stock units as they vested for over $700,000 in 2022 – all while continuing to emphasize their purported belief in the vision of MindMed.

Year	Price Decline	Total Executive Compensation	Barrow Compensation
2021	-45%	$35M	$11M
2022	-89%	$13.6M	$5M



MindMed suffers from a severe pay for performance disconnect.

Source: Company SEC Filings, Refinitiv

Poorly Designed Executive Compensation Structure

Executives receive annual RSU and stock options that are not subject to appropriate performance requirements.

Several of MindMed's corporate goals for the assessment of compensation were just simply following the law or the basic requirements of their jobs:



"Timely filing of annual and quarterly reports without material restatements"

"Manage expenditures to stay within approved budget"

"Advance and execute intellectual property protection strategy"

"Continue to enhance corporate compliance and controls, including data security and compliance standards"

"Rubberstamped" Executive Compensation

"A+"

Many of MindMed's "Completed" Corporate Goals were simply not met

"Execute R&D program and regulatory filings to position for initiation of phase 2 study of MM-110" →



MindMed's R&D program in MM-110 failed because MindMed failed to do required regulatory studies.

MindMed was not positioned for the initiation of a Phase II study.

"Advance clinical development programs of MM-120 in GAD and ADHD to position for Phase 2 data readouts in 2023" →



At the start of 2022, MindMed stated that the trial would begin "early 2022." The trial started August 2022.

This delay of six-eight months resulted in MindMed not being positioned for a Phase II readout in 2023.

MindMed has not provided any data to assess the MM-120 ADHD program.

Source: Company SEC Filings, Clinicaltrials.gov, MindMed Press Releases, MindMed Investor Presentations. See [3]

"Rubberstamped" Executive Compensation

"Progress digital medicine programs, including advancement of regulatory engagements and clinical trials for session monitoring system."  MindMed's digital medicine candidates have stagnated and MindMed has failed to announce any progress.

"Launch commercial business unit to drive market shaping and long-term value realization"  Three out of the four commercialization personnel were hired prior to 2022 and the CCO was a consultant for MindMed previously.

"Increase institutional knowledge of our business, including through growth in amount of sell-side coverage"  MindMed's analyst coverage grew primarily from companies MindMed paid $2.5M to execute the dilutive financing.

Institutional ownership of MindMed grew slightly from 13.2% in 2021 to 14.2%.

"Prepare and implement funding vehicles to facilitate long-term financial sustainability"  Analysts project that MindMed's cash will run out in 2024 instead of 2025. Further, analysts expect MindMed will need to raise additional financing which will dilute shareholders by 50-100% in 2024.

Despite all these failings, the Board determined that MindMed had completed 100% of its corporate goals.

Source: Company SEC Filings, MindMed Press Releases, MindMed Investor Presentations. See [9], [13]

Poor Corporate Governance Practices

✖ The Board has entrenched management with golden parachutes.

✖ The Board has failed to hold executives accountable for failures.

✖ The Board has approved failures such as the destructive financing, the MM-110 dosing without proper safety data, and the flawed, unnecessary Phase IIb.

✖ The Board paid a non-executive board member $1M in severance.

✖ The Board has tripled their own compensation as the stock-price has declined significantly.

✖ The Chair and Vice Chair (both independent) each received $1M in compensation in 2022.

✖ No "say-on-pay" shareholder vote.

✖ Lack of transparency with investors.

✖ No investor day meetings.

VI.
Our Plan to Restore Value
MM-120 for GAD

Bringing MM-120 to Market Quickly and Safely

We believe MindMed should follow the industry gold standard: perform a three-arm Phase III dose finding study.

Dose	Effective	Safety
25 µg	No	Yes
50 µg	**?**	**Yes**
100 µg	**Yes**	**Yes**
200 µg	Yes	Tolerability Issues

From UHB's studies, we know that 25 µg does not work, 200 µg is effective but not well tolerated, and 100 µg is effective.

Thus, there are only two doses to test: **50 µg** and **100 µg** which can be done in a 3-arm.

Trial Diagram



Male and female eligible patients aged ≥ 18 and ≤ 70 years with GAD either previously diagnosed or diagnosed at screening who agree to participate in the study.

GAD Patients

Arm 1
25 µg MM-120×2 doses

Arm 2
50 µg MM-120 ×2 doses

Arm 3
100 µg MM-120 ×2 doses

6 weeks

Treatment Effect

Final patient follow up visit

FDA Accelerated Approval

The FDA has an accelerated approval program to allow NDA approval for patients with unmet medical needs.

Although there are drugs approved or in development for general anxiety disorder, there are patients that fit into an unmet medical need.

We will be exploring a path for accelerated approval which would reduce the time and costs of the MM-120 development:

✔ Fast track approval of NDA.   ✔ Reduced FDA fees and costs.   ✔ One Phase III instead of two.

Key Dates MM-120 Strategy

Jul 8
2023
Finalize Phase III protocol for MM-120 in GAD. Finalize data entrance and begin analysis of UHB trial data. Begin working on FDA briefing document. This will be a two-dose regimen; a one dose regimen will be in post-market evaluation.

Aug 8
2023
Submit FDA meeting request. Begin engagement with Contract-Research-Organization who will manage the Phase III trial.

Sep 8
2023
Submit FDA briefing document.

Oct
2023
Meet with the FDA in early October. After the FDA meeting, MindMed will finalize the protocol, select sites for trial, and submit protocol to the IRB.

Nov
2023
Start-up activities, including site initiation visits.

Dec
2023
Dose the first patient.

VI.
Our Plan to Restore Value
Other Clinical Development Programs & Digital Medicine

MM-110 Preclinical Safety Studies



Sep 2023 → **Dec** 2023

Review of MM-110 data in Phase I study (Low Priority)

Review timeline for:

Performing pre-clinical safety studies,

Extending Phase I to get a 30-day dose, and

the timing for NDA.

Commercial analysis of market opportunities in opioid addiction treatment.

MM-402

MM-402 is a type of MDMA with supposedly less side-effects. Currently, MindMed is pursuing MM-402 for Autism Spectrum Disorder.

June
20
2023

Meet relevant personnel for MM-402 and obtain the requisite data for the proposed Phase I study of MM-402.

July
2023

Have meetings with management, clinical personnel, and outside consultants to enhance board's understanding of the MM-402 program.

Aug
1
2023

Determine whether to proceed with the MM-402 program as a core drug.

Digital Medicine



June 22 2023 — Hold meetings with the head of digital medicine to review the work done in the division as well as the budget.

June 23 2023 → **June 28** 2023 — Hold meetings with each member of the digital medicine team.

July 3 2023 — Board meeting with management to discuss the future of digital medicine and whether there is any way that the program can aid clinical trials.

As we intend to focus digital medicine on synergies with our clinical development, we believe that the outcome will likely be streamlining the team to one person.

Other Clinical & Pre-clinical Programs

In 2022, MindMed spent $7M on pre-clinical and other programs. This may include some spending on digital medicine.

MindMed offers no disclosure on what this line item entails.

We intend to conduct a rapid review of these programs with an emphasize on streamlining MindMed's R&D to focus on MM-120 while not missing out on good opportunities.



VI.
Our Plan to Restore Value
R&D Personnel

MindMed R&D Personnel Breakdown

Personnel Type	Current Quantity Includes open positions	Projected Personnel
Digital Medicine	6	1
Global Regulatory Affairs	2	1
Commercialization	4	0 (consultant)
Clinical Operations and Scientists	5	4
Pharmaceutical Development	4	1
Quality Assurance, CMC	4	2
Project Management & Support	4	2
Misc.	3	2
CRA	0	1

Proposed Organization Chart



CMO
Director of Toxicology
VP of Support Operations
Project Manager
Senior Director of Global Regulator Strategy
Clinical Scientist
Senior Director of Clinical Operations
CMC
QA
Director of Digital Medicine
Pharmaceutical Development
Pantent Lawyer
Clinical Operation Personel x 3
CRA

VI.
Our Plan to Restore Value
R&D Budget

External R&D Collaborations



We believe that MindMed's external R&D collaborations with UHB are critical to providing MindMed with a competitive advantage on new research molecules and data to expand the pipeline.

In 2022, MindMed took the short-sighted approach and slashed external R&D collaborations from $4.2M to $1.9M.

Namely, this effects the UHB collaboration who is performing 9 out of 10 the active trials.

We intend to restore external R&D spending to pre-2022 levels to ensure that UHB is well resourced to provide quality clinical data.

See Company SEC Filings, MindMed.co

R&D Proposed Budget

Line Item	Budget
Internal Personnel Costs	$3,600,000
Commercial Consultant	$150,000
External R&D Collaborations (UHB)	$4,000,000
Digital Medicine	$1,000,000
MM-110 – Toxicology Studies	$75,000
MM-402 – Strategic Review and Phase I	$1,500,000
MM-120 – Phase III Proposal	$20,000
MM-120 – Phase III Start-up Costs	$500,000
MM-120 – Phase III Costs (50 patients)	$12,500,000
Preclinical and Other Programs	$3,000,000
Total	**$26,345,000** → 27% Savings

MindMed's FY2022 R&D Cost:
$36,169,000

These estimates are based on public data, industry trends, and experience. The Board will review and revise as needed should our slate be elected.

VI.
Our Plan to Restore Value
G&A

Commitment for Judicious Use of Shareholder Capital



MindMed should be judicious about further equity issuances to preserve value for existing investors.

We want to attract long term investors who believe in the Company and its prospects, not because they are receiving a deal at 30% of market price.

We would not look to raise additional equity to engage in dilution until after the Phase III trial has enrolled over 50 patients.

We believe MindMed should utilize convertible preferred stock to take advantage of the Company's high implied volatility to reduce financing costs and ensure that dilution does not occur until MindMed's share price appreciates from the time of the offering.

Numerous biotechnology companies have employed this strategy including MIndMed's competitor Compass Pathways.

Align G&A and Headcount

Align G&A Expenses and Headcount with
MindMed's Actual Needs:

Conduct a rapid review of the Company's general and
administrative expenses and eliminate unnecessary expenses
and headcount to help ensure MindMed has the resources to
support its clinical development programs.



Executive Personnel



We will seek **10% reduction in salary** for executives (as allowed without triggering their golden parachutes).

MindMed will suspend the issuance of stock options and RSUs immediately for executive personnel.

Executive President Wernli will focus on business strategy and assume the role of head of operations.

Dr. Wernli has previously been CEO of a cannabis company and has been involved in MindMed since 2020.

G&A Personnel

Team	Current Quantity	Projected Personnel
Legal Team	3	1 (with one in R&D)
Finance Team	4	3
Communications Team	2	1
Human Resources	3	1
IT Services	1	1
Business Strategy	1	0
CEO, CMO, Executive President	3	3

See [20]

G&A Budget for Q4 2023 - Q3 2024

Line Item	Amount
Executive Compensation	$4,054,500
Director Compensation	$300,000
Executive Benefits	$1,013,625
Other Personnel Costs	$810,000
Administrative Expenses	**$3,094,000**
Audit Expenses	$1,450,000
Tax Services	$144,000
D&O Insurance	$1,500,000
Investor Relations	$150,000
Leases	$100,000
Miscellaneous Expenses	**$2,900,000**
2024 AGM	$450,000
Legal & Compliance Costs	$2,000,000
Marketing Costs	$100,000
Other Costs	$350,000
Total Expenses	**$12,172,125** → 66% Savings

MindMed's FY2022 G&A Cost:
$30,162,000

These estimates are based on public data, industry trends, and experience.
The Board will review and revise as needed should our slate be elected.

Combined Budget

Line Item	Amount
Executive & Director Compensation	$4,354,500
G&A	$7,817,625
R&D Overhead	$3,750,000
Core R&D	$14,595,000
Other R&D	$8,000,000
Total Expenses	**$38,517,125**
Non-Cash Items	$3,575,000
Total Cash Burn	**$34,942,125**

These estimates are based on public data, industry trends, and experience.
The Board will review and revise as needed should our slate be elected.

Transition Cost

We expect to incur approximately $1.7M in costs associated with transitioning personnel including severance and bringing in career transition services.

We expect to incur an additional $1M in costs associated with the MM-120 Phase IIb program in Q4 2023 which are reflected in the "Other Programs" line item.



These estimates are based on public data, industry trends, and experience.
The Board will review and revise as needed should our slate be elected.

Cash Projection

Time	Adjustment
Cash Start of Q2 2023	$129,409,000
Estimated Cash Burn Q2 2023	$(14,040,000)
Estimated Transition Costs	$(1,700,000)
Estimated Cash Burn Q3 2023	$(11,120,171)
Estimated Cash Burn Q4 2023 – Q3 2024	$(34,942,125)
Cash End of Q3 2024	$67,606,704

These estimates are based on public data, industry trends, and experience.
The Board will review and revise as needed should our slate be elected.

VI.
Our Plan to Restore Value
Governance & Investor Relations

Pay for Performance

Align Executive Compensation with the Creation of Sustainable Shareholder Value: We intend for MindMed to adopt director ownership policies, blackouts on director and management share sales until after key milestones are reached and utilize performance-based awards such as performance (preferred) stock-units for management.

Should at least three of our directors be elected, Dr. Freeman, Mr. Freeman, and FCM will commit to not selling a single share of stock until at least 2025.

Say-on-Pay

Adopt Corporate Governance Best Practices: Adopt annual "Say-On-Pay" votes to allow shareholders to voice their views on executive compensation practices.



Investor Relations Enhancements

Investor Relations Enhancements: Hold quarterly investor townhalls and establish clear methods for contacting management so that shareholders can stay informed and engaged.



VII.
Our Nominees

Dr. Scott Freeman



Dr. Freeman has broad, executive-level experience in the biopharmaceutical industry and an extensive understanding of the Company, its business, and its clinical development requirements. Dr. Freeman served as Co-Founder, President, and Chief Medical Officer of MindMed from July 2019 to August 2020, where he founded the Company's pivotal and fruitful relationship with the University Hospital Basel and pioneered the Company's clinical development into lysergic acid diethylamide ("LSD"). He worked for over a decade in the psychedelic industry as the Chief Medical Officer of Savant HWP, Inc. Dr. Freeman has brought a drug to market after just one Phase II trial and has over three decades of experience in developing drug products and running clinical trials.

Dr. Farzin Farzaneh



Dr. Farzaneh has experienced widespread success in bringing transformational gene therapies from concept to clinical use and has a vast understanding of molecular medicine and cell and gene therapy. He is a seasoned researcher having published over 200 papers garnering over 13,000 citations while completing over $70M in research grants. Further, he has run a GMP facility regulated by the United Kingdom's Commission on Human Medicines ("MHRA") since 2001 – the facility is one of the top producers of viral vectors for clinical gene therapy trials in Europe. Dr. Farzaneh has extensive regulatory experience with nearly three decades of clinical trial oversight experience serving on King's College London's Health and Safety Committee since 1996 and as a member of the MHRA and its Clinical Trials, Biologicals, and Vaccines Expert Advisory Group since 2016. He has received several prestigious appointments including as a Fellow of the Royal Society of Biology, Fellow of the Royal College of Pathologists, and honorary chair in molecular medicine at the University College London and Imperial College London.

Mr. Vivek Jain, CPA



Mr. Jain, CPA is a seasoned executive and entrepreneur, with extensive, proven history in positions of business development, financial accountability, and compliance. Since 2010, Mr. Jain has served as CEO of J.A.D. Ventures Inc., where he provided a myriad of consulting services including serving as part-time CFO, raising over $30M, and helping a private equity firm through a troubled debt restructuring. As co-founder and former CFO of Fan Controlled Sports, Mr. Jain oversaw the raising of $40M in financing. Notably, Mr. Jain was appointed by the Government of Canada to oversee the Business Development Bank of Canada (BDC), where he currently serves on BDC's Board of Directors overseeing the deployment of BDC's $30B balance sheet in addition to ensuring the integrity and conduct of BDC's 2,600 employees. Previously, Mr. Jain was charged by the Provincial Government of Saskatchewan to be the principal financial officer of Investment Saskatchewan Inc. Previously, Mr. Jain served as an Assistant Vice-President of Enstar Group Ltd., where he created Enstar's Sarbanes-Oxley compliance program and helped facilitate the acquisitions of over tens of billions of dollars in assets by major insurance companies. Mr. Jain currently serves on the board of Danavation Technologies Corp.

Mr. Alexander Wodka, CPA



Mr. Wodka is a Certified Public Accountant and principled business leader with a successful career auditing SEC registrants, providing exceptional advice to businesses, and repeatedly generating revenue growth. From 1994 to 2022, Mr. Wodka served as a partner in the audit practice of Crowe LLP ("Crowe") where he provided audit and professional services to a myriad of clients. Mr. Wodka helped several companies through initial public offerings, secondary debt, and equity offerings, and has audited large, accelerated filers in addition to a multitude of emerging growth companies. From 2016 to 2021, Mr. Wodka served as Crowe's Managing Partner for Diversified Industry where he leveraged his skills in strategy, structure, and leadership to incubate six micro verticals. For over nine years, Mr. Wodka served on Crowe's Audit Management Committee where he was responsible for developing business and operational strategies. From 2003 to 2007, as the Audit Practice Leader of Crowe's commercial SEC Practice, Mr. Wodka helped transformed the practice into a nationally recognized SEC practice. Additionally, Mr. Wodka was elected to Crowe's board three times where his responsibilities were: governance, enterprise risk, and strategic planning. While on the board, Mr. Wodka chaired the Investment Committee where he developed the committee's charter and governance policies to ensure adequate diligence in transactions.

References

[1] The SPDR S&P Biotech ETF presents the performance of a broad spectrum of biotechnology companies. The remaining comparable companies represent the holdings of Horizons Psychedelic Stock Index ETF excluding Johnson & Johnson, Abbvie Inc, and FSD Pharma Inc. Johnson & Johnson and Abbvie Inc. were excluded due to their significant exposure to other drugs and products. FSD Pharma Inc. was excluded as it has pivoted its strategic aims significantly over the timeframe.

[2] The relative performance of x with respect to y is the ratio between r_u and r_y minus one.

[3] See Freeman et al. v. Hurst et al. United States District Court, District of Nevada. See Barrow's interview with Psychedelic Invest dated October 7, 2022. See MindMed's MMED-003 Protocol V2.

[4] See

[5] Based on Robert Barrow and Danial Karlin's LinkedIn dated May 4, 2023.

[6] These estimates are based on public data, industry trends, and experience. The Board will review and revise as needed should our slate be elected.

[7] Based on the imputed value of issued warrants on the date of close (September 30, 2022) as calculated in MindMed's 10-Q dated November 10, 2022.

[8] Based on direct ownership of Common Shares and does not include derivative exposure. The peer group is based on the same peer group in FCM's Definitive Proxy Statement. Based on EDGAR and SEDAR filings and includes certain shares held in a family trust for Michael Forer, see ATAI Proxy Statement 2023 Footnote 1 Page 31 (aggregated to 23,364,432 for Christian Angermayer), and including certain shares owned by M3 Daat LLC, of which Michael Auerbach is a member.

[9] Based on the estimates of Oppenheimer (May 4, 2023), Roth Capital Partners (April 14, 2023), RBC (May 4, 2023), Maxim Group (May 5, 2023), Cantor Fitzgerald (May 7, 2023), and HC Wainwright (May 9, 2023). EF Hutton and Canaccord Genuity were not included as neither has published both 2023 and 2024 estimates since April 2023. When cash flow estimates were not provided, net loss was translated to cash flow change by using the ratio of net cash used in operating activities to net income in MindMed's 10-K for FY2022.

[10] Based on FCM's review of the relevant board members LinkedIn.

[11] Based on FDA drug approvals from 2012 to April 2023 for new molecules. The full data set is available ats https://mindmed.zone/clinical-trial-data which describes the various drugs classified as CNS drugs. Phase IIb is not a technically defined term; however, the analysis utilized the following criterion for classifying a trial as a Phase IIb: (1) the trial was a Phase II or Phase I/II per the trial's description on ClinicalTrials.gov, (2) the trial either described itself as a Phase IIb, a dose finding study, dose optimization study, or had more than three unique dosing schedules tested across its experimental arms (one dosing schedule per arm), (3) it had a primary endpoint that was not a biomarker, and (4) the primary completion of the study occurred prior to the application of new drug approval. For avoidance of doubt, a Phase II/III study is not classified as a Phase II or Phase IIb study. Phase IIa studies were not counted as completing Phase II. Additionally, the Phase II study had to be in an indication related to the approved indication as well as had the primary completion date before the submission of the new drug application to the FDA. See Pfizer and Zavzpret, AbbVie and Qulipta (note that although AbbVie describes one of its Phase III trials as a Phase IIb/III trial in its press releases, in its filings the FDA it is described as a Phase III), Amgen and Aimovig. See FDA Guideline for Industry: Dose-Response Information to Support Drug Registration. Major market mental health drugs were CNS drugs (see supra at 1) that treated the following symptoms: depression, insomnia, schizophrenia, addiction, migraine, and attention deficit hyperactivity disorder.

[12] See PAR-22-142, NINDS 2022 Congressional Budget Justification.

[13] Exchange rate from Canadian dollars to USD was from XE.com for February 18, 2021. MindMed's 10-K for FY 2022. Based on a comparison of MindMed's digital medicine candidates as described in MindMed's Investor Presentations for February 2021 and March 2023.

[14] See Canaccord Genuity research notes dated September 28, 2022 and October 10, 2022.

[15] Based on MindMed's balance sheet on September 30, 2022 (the same day the September Financing closed) adjusted for the September Financing. The cash per share would be slightly higher as it does not account for cash burn between September 27, 2022 and September 30, 2022. Data from MindMed's 10-Q for Q3 of 2022.

[16] See CVI Investment's 13G reporting for September 27, 2022. CVI Investment's 13-F for Q1 2023 and CVI Investment's 13-F dated for September 30, 2022. See 13-F Filings in MindMed.

[17] See MindMed's Audited Financial Statements for FY2020; core drug R&D spending defined to be the manufacturing costs, clinical research & regulatory expenses, and data & study acquisition costs – these costs were incurred in direct support of the MM-110 clinical trial and to advance the MM-120 program including through the UHB collaboration data acquisition.

[18] Based on FCM's review of LinkedIn profiles for MindMed employees where FCM found three employees engaged in human resources functions. See SHRM 2017 Report HUMAN CAPITAL BENCHMARKING REPORT

[19] See [8]

[20] On May 19, 2023, FCM conducted a review of each employee listed of MindMed's LinkedIn page as working for the Company. Based on the job description, FCM made classifications for employees. Although we attempted to remove employees who seemed elsewhere employed it is likely that this review does not fully account for employees who have left nor employees who have joined but updated their respective LinkedIn.

[21] See Compass Pathway, MatthewSouth Convertible Database